                                                                  EXHIBIT 99.C.2


                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

Exhibit C-2

                                                    AT RICHMOND, AUGUST 29, 2001

APPLICATION OF

VIRGINIA NATURAL GAS, INC.,                                   CASE NO. PUF010019
AGL RESOURCES INC., and
AGL SERVICES COMPANY

For authority to issue short-term
debt, long-term debt, and common
stock to an affiliate


                           ORDER GRANTING AUTHORITY
                           ------------------------

     On August 7, 2001, Virginia Natural Gas, Inc. ("VNG"), AGL Resources, Inc., ("AGLR"), and AGL Services Company ("AGL Services") (collectively, "Applicants"), filed an application under Chapters 3 and 4 of Title 56 of the Code of Virginia requesting authority for VNG to participate in the AGLR Money Pool, to issue and sell common stock, and to issue long-term debt to an affiliate. The amount of short-term debt proposed in the application exceeds twelve percent of capitalization as defined in ss. 56-65.1 of the Code of Virginia. Applicants have paid the requisite fee of $250.

     VNG, AGLR, and AGL Services request authorization for VNG to: 1) issue short-term debt up to $100,000,000 through participation in the AGLR Money Pool administered by AGL Services; 2) issue long-term debt to AGLR in an amount not to exceed $250,000,000; and 3) issue and sell common stock to AGLR in an amount not to exceed $300,000,000, all through September 30, 2002.

     The Applicants indicate that the AGLR Money Pool has been in operation for nearly one year and was approved by the Securities and Exchange Commission. The Applicants note that VNG's proposed short-term borrowing limit of $100,000,000 in this case is identical to the limits previously authorized in Case Nos. PUF000025, PUF990018, and PUF970015.

     The terms of the various issuances are as follows. First, Money Pool loans to participants will be made in the form of open account advances for periods of less than 12 months. Interest will be paid monthly at the same effective rate of interest as AGLR's weighted average effective rate of interest on commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, interest will be paid at the daily composite Federal Funds rate. The AGLR Money Pool will be administered by AGL Services on behalf of AGLR and certain of its subsidiaries.

     Second, VNG's long-term debt terms and conditions will mirror those of AGLR's issuances. If AGLR does not issue long-term debt within one year from the date of the proposed financings, the rate of interest will be determined utilizing Lehman Brothers Long Treasury Bond rate as quoted in the Wall Street Journal dated nearest to the time of the loan drawn under this application, plus the appropriate credit spread for AGLR's existing long term debt rating. However, such rate will be adjusted to match AGLR's cost of borrowing if AGLR subsequently issues long-term debt within one year after the loan is drawn under this application.

     Finally, up to 4,727 shares of VNG common stock without par will be issued to AGLR. If all additional shares of common stock are issued pursuant to this request, the total number of common shares outstanding will be 10,000 shares. This is equal to the number of shares authorized.

     The proposed long-term debt and common equity will be used for two purposes: 1) to recapitalize VNG's balance sheet after all outstanding borrowings are repaid upon the closing of the acquisition transaction; and 2) to reduce borrowings under the AGLR Money Pool, to fund distribution system improvements, to pay or refinance other obligations of VNG, or to accomplish VNG's other public utility purposes.

     THE COMMISSION, upon consideration of the application and having been advised by its Staff, is of the opinion and finds that approval of the application will not be detrimental to the public interest. Accordingly,

     IT IS ORDERED THAT:

     1) VNG is hereby authorized to participate in the AGLR Money Pool and to incur short-term indebtedness in excess of twelve percent of capitalization not to exceed $100,000,000, through September 30, 2002, under the terms and conditions and for the purposes set forth in the application.

     2) VNG is hereby authorized to issue long-term debt to AGLR in an amount not to exceed $250,000,000 and to issue and sell common stock to AGLR in an amount not to exceed $300,000,000, through September 30, 2002, under the terms and conditions and for the purposes set forth in the application.

     3) The authority granted herein shall terminate and supercede the authority granted in Case Nos. PUF990018 and PUF000025.

     4) Approval of this application shall have no implications for ratemaking purposes.

     5) Approval of this application does not preclude the Commission from applying the provisions of (ss.) 56-78 and (ss.) 56-80 of the Code of Virginia hereafter.

     6) The Commission reserves the right pursuant to (ss.) 56-79 of the Code of Virginia to examine the books and records of any affiliate in connection with the authority granted herein, whether or not such affiliate is regulated by this Commission.

     7) Applicants shall file quarterly reports of action within 60 days of the end of each calendar quarter following the date of this order, to include:

        a) a monthly schedule of Money Pool borrowings, segmented by borrower (whether VNG or affiliate); and

        b) monthly schedules that separately reflect interest expenses, each type of allocated fee, and an explanation of how both the interest rate and allocated fee have been calculated.

     8) Applicants shall within ten (10) days after the issuance of any common stock or long-term debt pursuant to the authority granted herein submit a preliminary report. Such report shall include the date of issuance, type of security, amount issued, and the respective interest rate, date of maturity, and other terms and conditions of any issuance.

     9) Applicants shall within sixty (60) days of the end of each calendar quarter in which common stock or long-term debt securities are issued pursuant to the authority granted herein submit a more detailed report. Such report shall include a summary of the information noted in Ordering Paragraph (8), the cumulative amount of securities issued to date for each type of security and the amount of authority remaining, a general statement concerning the purposes for which the securities were issued, and a balance sheet reflecting the actions taken.

     10) Applicants shall file their final report of action on or before November 29, 2002, to include all of the information outlined in Ordering Paragraph (9), summarizing the financings entered into pursuant to Ordering Paragraph (2) during the third calendar quarter of 2002.

     11) This matter shall be continued subject to the continuing review, audit, and appropriate directive of the Commission.

     AN ATTESTED COPY hereof shall be sent to the Applicant, care of Donald A. Fickenscher, Esquire, 5100 East Virginia Beach Blvd., Norfolk, Virginia 23502-3488; and to the Commission's Division of Economics and Finance.